                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                BNS HOLDING, INC.
                                (NAME OF ISSUER)

                                BNS HOLDING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    055966105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                       ----------------------------------
                                 MICHAEL WARREN
                              25 ENTERPRISE CENTER
                                    SUITE 104
                         MIDDLETOWN, RHODE ISLAND 02842
                                 (401) 848-6300

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                               STEVE WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities
       Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
=================================================================================
        TRANSACTION VALUATION(1)                  AMOUNT OF FILING FEE
---------------------------------------------------------------------------------
               $1,000,000                                $107.00
=================================================================================

(1)   Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately $73,420 shares of Common Stock for $13.62 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

[ ]   Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:       $                   Filing Party:

Form or Registration No.:                         Date Filed:

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary statement pursuant to Regulation 14A under the
Securities Exchange Act of 1934, as amended, which we refer to herein as the
Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy
Statement.

ITEM 1.  SUMMARY TERM SHEET.

      The information set forth in the Proxy Statement under the caption
      "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      (a) NAME AND ADDRESS. The name of the subject company is BNS Holding,
      Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located 25 Enterprise Center, Suite 104, Middletown,
      Rhode Island, 02842. The Company's telephone number is (401) 848-6300.

      (b) SECURITIES. The subject class of equity securities to which this
      Schedule relates is the Company's Class A common stock, par value $0.01 per share (the "Common Stock"), of which 3,030,444 shares were issued and outstanding as of February 9, 2007.

      (c) TRADING MARKET AND PRICE. The information set forth in the Proxy
      Statement under the caption "Market Information" is incorporated herein by reference.

      (d) DIVIDENDS. The information set forth in the Proxy Statement under the caption "Market Information--Dividend Policy" is incorporated herein by reference.

      (e) PRIOR PUBLIC OFFERINGS. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

      (f) PRIOR STOCK PURCHASES. During the two years preceding the date of the filing of this Schedule 13E-3 the Company has not purchased any shares of its Common Stock:

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) NAME AND ADDRESS. The filing person, the Company, is also the subject company. The Company's address and telephone number are provided in Item
      2(a) above. The executive officers and directors of the Company are set forth below. The address of each executive officer and director is c/o BNS
      Holding, Inc., 25 Enterprise Center, Suite 104, Middletown, Rhode Island,
      02842 and the telephone number is (401) 848-6300.

      EXECUTIVE OFFICERS
      Michael Warren - President, Chief Executive Officer and Chief Financial
      Officer

      DIRECTORS
      Kenneth N. Kermes - Chairman of the Board
      J. Robert Held
      Jack Howard
      James Henderson

                                      -3-

      PRINCIPAL SHAREHOLDER/CONTROLLING PERSON
      Steel Partners II, L.P. / Warren Lichtenstein, managing member of Steel
      Partners, L.L.C., general partner of Steel Partners II, L.P.

      (b) BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

      (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in Item 3(a) above and in the Proxy Statement under "Proposal No. 4 -
      Election of Directors" is incorporated herein by reference. All of the
      Company's directors and executive officers are citizens of the United
      States of America. During the last five years and to the Company's knowledge, none of the Company's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of those laws.

ITEM 4.  TERMS OF THE TRANSACTION.

      (a) MATERIAL TERMS. The information set forth in the Proxy Statement under
      "Summary Term Sheet" and "Questions and Answers About the Meeting and
      Transaction" is incorporated herein by reference.

      (c) DIFFERENT TERMS. The information set forth in the Proxy Statement under "Proposal No. 1 - Amendment to our Certificate of Incorporation to
      Effect the Reverse/Forward Stock Split -Effects on Shareholders" is
      incorporated herein by reference.

      (d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under "Proposal No. 1 - Amendment to our Certificate of Incorporation to
      Effect the Reverse/Forward Stock Split -Dissenters' and Appraisal Rights"
      and "Proposal No. 2 - Amendment to our Certificate of Incorporation to
      Grant the Right of First Refusal - Dissenters' and Appraisal Rights" is
      incorporated herein by reference.

      (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

      (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) TRANSACTIONS. The information set forth in the Proxy Statement under
      "Certain Relationships and Related Transactions and Director Independence"
      is incorporated herein by reference.

      (b) SIGNIFICANT CORPORATE EVENTS. The information set forth in the Proxy
      Statement under "Proposal No. 1 - Amendment to our Certificate of
      Incorporation to Effect the Reverse/Forward Stock Split -Background on the
      Transaction" is incorporated herein by reference.

      (c) NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy
      Statement under "Proposal No. 1 - Amendment to our Certificate of
      Incorporation to Effect the Reverse/Forward Stock Split -Background on the
      Transaction" is incorporated herein by reference.

      (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Proxy Statement under "Security Ownership of Certain
      Beneficial Owners and Management" is incorporated herein by reference.

                                      -4-

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy
      Statement under "Summary Term Sheet" and "Proposal No. 1 - Amendments to
      our Certificate of Incorporation to Effect the Reverse/Forward Stock Split
      - Structure of the Reverse/Forward Stock Split" is incorporated herein by reference.

      (c) PLANS.

         (1) None.

         (2) None

         (3) None.

         (4) None.

         (5) None.

      (6)-(8) The information set forth in the Proxy Statement under "Summary
              Term Sheet" and "Questions and Answers About the Meeting and
              Transaction" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a) PURPOSES. The information set forth in the Proxy Statement under
      "Questions and Answers About the Meeting and Transaction - Additional
      Information Relating to the Reverse/Forward Stock Split," "Proposal No. 1
      - Amendments to our Certificate of Incorporation to Effect the
      Reverse/Forward Stock Split - Purpose of the Reverse Stock Split" and
      "Proposal No. 1 - Amendments to our Certificate of Incorporation to Effect
      the Reverse/Forward Stock Split - Purpose of the Forward Stock Split" is
      incorporated herein by reference.

                                      -5-

      (b) ALTERNATIVES. The information set forth in the Proxy Statement under
      "Proposal No. 1 - Amendments to our Certificate of Incorporation to Effect
      the Reverse/Forward Stock Split - Alternatives to the Reverse/Forward
      Stock Split" is incorporated herein by reference.

      (c) REASONS. The information set forth in the Proxy Statement under
      "Questions and Answers About the Meeting and Transaction - Additional
      Information Relating to the Reverse/Forward Stock Split," and "Proposal
      No. 1 - Amendments to our Certificate of Incorporation to Effect the
      Reverse/Forward Stock Split - Projected Cost Savings As a Result of
      Deregistration / Inability to Realize Benefits Normally Associated with
      Public Reporting Company Status" is incorporated herein by reference.

      (d) EFFECTS. The information set forth in the Proxy Statement under
      "Proposal No. 1 - Amendments to our Certificate of Incorporation to Effect
      the Reverse/Forward Stock Split - Effects on BNS Holding Inc. - Material
      Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

      (a) FAIRNESS and (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The
      information set forth in the Proxy Statement under "Summary Term Sheet -
      Fairness," "Proposal No. 1 - Amendments to our Certificate of
      Incorporation to Effect the Reverse/Forward Stock Split - Opinion of
      Financial Advisor," and "Proposal No. 1 - Amendments to our Certificate of
      Incorporation to Effect the Reverse/Forward Stock Split - Fairness
      Determination of the Board of Directors and Independent Committee" is
      incorporated herein by reference.

      (c) APPROVAL OF SECURITY HOLDERS, (d) UNAFFILIATED REPRESENTATIVES and (e)
      APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under "Summary Term Sheet - Fairness," "Votes Required" and "Proposal No.
      1 - Amendments to our Certificate of Incorporation to Effect the
      Reverse/Forward Stock Split - Fairness Determination of the Board of
      Directors and Independent Committee" is incorporated herein by reference.

      (f) OTHER OFFERS. Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      (a) REPORT, OPINION OR APPRAISAL, (b) PREPARER AND SUMMARY OF THE REPORT,
      OPINION OR APPRAISAL and (c) AVAILABILITY OF DOCUMENTS. The information set forth in the Proxy Statement under "Proposal No. 1 - Amendments to our
      Certificate of Incorporation to Effect the Reverse/Forward Stock Split -
      Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a) SOURCE OF FUNDS, (b) CONDITIONS, (c) EXPENSES and (d) BORROWED Funds.
      The information set forth in the Proxy Statement under "Proposal No. 1 -
      Amendments to our Certificate of Incorporation to Effect the
      Reverse/Forward Stock Split - Costs of Proxy Solicitation and the
      Reverse/Forward Stock Split" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management" is
      incorporated herein by reference.

      (b) SECURITIES TRANSACTIONS. The Company has not and to the best of the
      Company's knowledge, none of its directors or executive officers has, effected any transaction in the Common Stock during the 60 days preceding the date of filing this Schedule 13E-3.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION and (e)
      RECOMMENDATIONS OF OTHERS. The information set forth in the Proxy
      Statement under "Summary Term Sheet - Votes Required/Appraisal Rights" is
      incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

      (a) FINANCIAL INFORMATION. The audited financial statements are incorporated by reference in the Proxy Statement from the Company's
      Transition Report on Form 10-KSB for the transition period ended October
      31, 2006, as filed with the Securities and Exchange Commission on January
      29, 2007.

      (b) PRO FORMA INFORMATION. Not applicable.

                                      -6-

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) SOLICITATIONS OR RECOMMENDATIONS and (b) EMPLOYEES AND CORPORATE
      ASSETS. The information set forth in the Proxy Statement under "Proposal
      No. 1 - Amendments to our Certificate of Incorporation to Effect the
      Reverse/Forward Stock Split - Costs of Proxy Solicitation and the
      Reverse/Forward Stock Split" is incorporated herein by reference.
ITEM 15. ADDITIONAL INFORMATION.

      The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

      (a)     Preliminary Proxy Statement of the Company, together with the proxy card (incorporated by reference to the Company's Preliminary
              Schedule 14A, filed with the Securities and Exchange Commission on
              February, 13, 2007).

      (b)     Not applicable

      (c)     Opinion of Capitalink L.C., dated February 10, 2007 (set forth as
              Annex B to the Company's Preliminary Schedule 14A, filed with the
              Securities and Exchange Commission on February, 13, 2007).

      (d)(i)  Confirmatory Agreement, dated as of December 8, 2004, between the
              Company and Steel Partners II, L.P. (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed on
              December 9, 2004).

      (d)(ii) Instrument of Adoption and Assumption of Confirmatory Agreement,
              dated as of December 14, 2004, by BNS Holding, Inc. (incorporated herein by reference to Exhibit 99.8 to the Company's Form 8-K filed on December 14, 2004).

      (f)     Not applicable.

      (g)     Not applicable.

                                      -7-

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

                                   /s/ Michael Warren
                                   ---------------------------------------------
                                   Name: Michael Warren
                                   Title: President, Chief Executive Officer and
                                          Chief Financial Officer

                                      -8-

                                  EXHIBIT INDEX

  Exhibit                           Description
  -------                           -----------

(a)     Preliminary Proxy Statement of the Company, together with the proxy card*

(c)     Opinion of Capitalink L.C., dated February 10, 2007*.

(d)(i)  Confirmatory Agreement by and between Steel Partners II L.P., Warren
        Lichtenstein and the Company. (Incorporated herein by reference to
        Exhibit 99.1 to the Company's Form 8-K filed on December 9, 2004.)

(d)(ii) Instrument of Adoption and Assumption of Confirmatory Agreement, dated as of December 14, 2004, by BNS Holding, Inc. (incorporated herein by reference to Exhibit 99.8 to the Company's Form 8-K filed on December
        14, 2004)

* Incorporated by reference to the Company's Preliminary Schedule 14A, filed with the Securities and Exchange Commission on February, 13, 2007.